EXHIBIT 99.1

Lombard Medical to Present at Deutsche Bank Health Care Conference

IRVINE, Calif., April 30, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that CEO Simon Hubbert is scheduled to present at the Deutsche Bank Health Care Conference on Thursday, May 7, 2015, at 1:30 pm ET in Boston.

A live audio webcast of the presentation will be available on the Events and Presentations page of the Investors section of Lombard Medical's website at www.lombardmedical.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. For more information, please visit www.lombardmedical.com.

For further information:

Lombard Medical, Inc.
Simon Hubbert, CEO	Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, CFO	Tel: +1 949 748 6764

Pure Communications
Matthew H Clawson	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com
Susan Heins (Media)	Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

FTI Consulting (UK)
Simon Conway,	Tel: +44 (0)20 3727 1000
Victoria Foster Mitchell